Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

November 3, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 247 to the Trust’s Registration Statement on Form N-1A, filed on August 26, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on October 5, 2015, relating to Post-Effective Amendment No. 247 to the Trust’s Registration Statement on Form N-1A filed on August 26, 2015 regarding the FFI Diversified US Equity Portfolio now known as the FormulaFolios US Equity Portfolio (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

The Registrant notes to the staff that the Fund has changed its name to avoid confusion of association with other unrelated fund complexes that use “FFI” in their name and to more closely match the name of the Fund with that of the adviser (FormulaFolio Investments LLC). In connection with this change, the Fund has removed the term “Diversified” from its name in order to shorten the name after this rebranding. The Fund’s investment objective, strategies and policies remain unchanged except as otherwise noted below in response to staff comments.

General Comment

Comment #1

General comment, please include standard Tandy representation language.

U.S. Securities and Exchange Commission

November 3, 2015

Response #1

The Registrant has included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Summary Section - Principal Investment Strategies

Comment #2

In the Principal Investment Strategies, where it states that the Fund may “select up to 50 stocks from the Russell 3000 Index.” Please explain why the universe of investments includes the Russell 3000 Index (which includes small and mid-cap stocks) considering that this is a large cap fund. Should the Russell 1000 be used?

Response #2

The Registrant notes to the staff that the Fund’s investment strategy has a market cap bias toward large cap stocks, therefore it will typically have 70% or more of the assets in large cap. However, it can have some positions in small and mid-cap stocks, which is why the universe is the Russell 3000.

The Registrant has revised the Fund’s disclosure in both the Summary and Statutory sections of the Prospectus as follows in response to your comment:

The Portfolio invests primarily in equity securities (common stocks) of large U.S. companies. The Adviser uses a proprietary quantitative three factor model designed to select up to 50 stocks from the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest publicly traded U.S. companies based on total market capitalization. While the Adviser is mindful of sector and industry weightings, the Portfolio does not have targeted industry exposures. The Portfolio will typically hold 40-50 individual US equities and the target market capitalization per holding is $20 billion. While the Portfolio primarily invests its assets in the securities of large capitalization companies, the Portfolio may also invest in equity securities of small and mid-cap companies.

U.S. Securities and Exchange Commission

November 3, 2015

Additionally, the Registrant has added the following risk disclosure to both the Summary and Statutory Sections of the Prospectus:

Summary:

•	Mid-Cap Company Risk. The risk that the mid-cap companies in which the Portfolio may invest may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, these mid-sized companies may pose additional risks, including liquidity risk, because these companies tend to have limited product lines, markets and financial resources, and may depend upon a relatively small management group. Therefore, mid-cap stocks may be more volatile than those of larger companies.
•	Small-Cap Company Risk. The risk that the securities of small-cap companies may be more volatile and less liquid than the securities of companies with larger market capitalizations. These small-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large- or mid-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies.

Statutory:

Mid-Cap Company Risk. Generally, mid-cap companies may have more potential for growth than large-cap companies. Investing in mid-cap companies, however, may involve greater risk than investing in large-cap companies. Mid-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large-cap companies and, therefore, their securities may be more volatile than the securities of larger, more established companies, making them less liquid than other securities. Mid-cap company stocks may also be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if the Portfolio wants to sell a large quantity of a mid-cap company’s stock, it may have to sell at a lower price than the Adviser might prefer, or it may have to sell in smaller than desired quantities over a period of time.

Small-Cap Company Risk. Generally, small-cap, and less seasoned companies, have more potential for rapid growth. They also often involve greater risk than large- or mid-cap companies, and these risks are passed on to the Portfolio. These smaller-cap companies may not have the management experience, financial resources, product diversification and

U.S. Securities and Exchange Commission

November 3, 2015

competitive strengths of large- or mid-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies, making them less liquid than other securities. Small-cap company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if the Portfolio wants to sell a large quantity of a smaller-cap company’s stock, it may have to sell at a lower price than the Adviser might prefer, or it may have to sell in smaller than desired quantities over a period of time. An investment in the Portfolio that is subject to these risks may be more suitable for long-term investors who are willing to bear the risk of these fluctuations.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell